Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November, 2003

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Petro-Canada Announces $2.6 Billion Capital Expenditure Program for 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ Hugh L. Hooker

Date:  November 28, 2003

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Assistant Secretary

For immediate release

November 28, 2003

Petro-Canada Announces $2.6 Billion Capital Expenditure Program for 2004

Calgary – Petro-Canada’s Board of Directors approved a capital and exploration expenditure program totaling $2 595 million for 2004.

“This capital program demonstrates Petro-Canada’s firm commitment to deliver profitable growth and create long-term shareholder value,” commented Chief Executive Officer Ron Brenneman.  “Our strong financial performance in recent years gives us the flexibility to fund an attractive suite of investment opportunities.”

Brenneman added, “In the Upstream, we’re pursuing attractive growth opportunities at both White Rose and Syncrude.  Internationally, the increased level of capital expenditures demonstrates that our strategy to deliver long-term profitable growth is progressing.”

Internationally, the Company will spend a total of $640 million, of which $240 million will be spent on existing operations, while $400 million will be invested in new developments and exploration.  The new developments include the Pict project in the UK, the de Ruyter project in the Netherlands and evaluation work on the La Ceiba project in Venezuela.  Exploration and new venture investments include work on the new Block II license in Syria, the Mellita license in Tunisia and concentric exploration associated with existing ventures.

The company will invest $495 million in its North American natural gas business.  Approximately $460 million will be spent on existing opportunities in Western Canada, while about $35 million will be spent in Alaska and the Mackenzie Delta/Corridor to assess future opportunities.

Oil Sands investments are expected to be $320 million.  Spending on existing operations of $305 million will be dedicated to the Company’s share of Syncrude’s Stage-3 expansion, sustaining capital for both Syncrude and the MacKay River bitumen project and delineation of future bitumen resources.

On the East Coast, the Company expects to invest $325 million.  The on-going development and drilling at Hibernia and Terra Nova are expected to require $140 million.  Development costs for the White Rose project will be approximately $180 million.

In 2004, Petro-Canada’s exploration expense is expected to be $285 million, $150 million in North America and $135 million Internationally.

“In the Downstream, we are investing to comply with low sulphur regulations for petroleum products at the company’s refineries,” said Brenneman.  “In addition, investments in the Downstream continue to reflect our drive for improved profitability with the consolidation of our Eastern Canada refinery operations and the continued rollout of our new image retail sites.”

Downstream capital expenditures are expected to total $800 million.  In 2004, Petro-Canada will spend approximately $135 million to consolidate its Eastern Canada refinery operations at its Montreal refinery and convert its existing Oakville refinery to a terminaling facility.  Approximately $445 million will be invested to produce low sulphur diesel and gasoline at the Edmonton and Montreal refineries.

	As at November 28, 2003
(C$ millions)	2003 Outlook	2004 Outlook
Upstream
Oil Sands	430	320
International	580	640
North American Gas	550	495
East Coast Oil	360	325
	1 920	1 780
Downstream
Refining	315	640
Marketing	160	150
Lubricants	15	10
	490	800

Corporate	105	15

Total	2 515	2 595

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital, industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the company’s ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term "potential reserves" in this release does not meet the guidelines of the U.S. Securities and Exchange Commission for inclusion in documents filed with the SEC. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information please contact:

Investor and analyst inquiries:

Media and general inquiries:

Gordon Ritchie

Helen Wesley

(403) 296-7691

Corporate Communications

(403) 296-3555

Derek De Leon

(403) 296-3319

E-mail: investor@petro-canada.ca

Internet site: www.petro-canada.ca

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